Time of Sale Information

Final Term Sheet

Filed Pursuant to Rule 433(d)

Registration Statement No. 333-216310

Registration Statement No. 333-232745

July 22, 2019

Issuer:	Tampa Electric Company

Principal Amount:	$300,000,000

Maturity:	June 15, 2050

Coupon:	3.625%

Initial Price to Public:	98.774% of the principal amount

Yield to Maturity:	3.692%

Spread to Benchmark Treasury:	+ 112.5 bps

Benchmark Treasury:	3.000% due February 15, 2049

Benchmark Treasury Price / Yield:	108-30 / 2.567%

Interest Payment Dates:	June 15 and December 15, commencing December 15, 2019

Optional Redemption:	Make-whole call at any time prior to December 15, 2049 at a discount rate of Treasury plus 20 bps and, thereafter, at par

Trade Date:	July 22, 2019

Settlement:	T+2; July 24, 2019

Expected Ratings*(Moody’s/S&P/Fitch):	A3 / BBB+ / A

CUSIP / ISIN:	875127 BG6 / US875127BG61

Joint Book-Running Managers:	J.P. Morgan Securities LLC MUFG Securities Americas Inc. Scotia Capital (USA) Inc. RBC Capital Markets, LLC Wells Fargo Securities, LLC

Co-Managers:	BNY Mellon Capital Markets, LLC Morgan Stanley & Co. LLC SunTrust Robinson Humphrey, Inc. BofA Securities, Inc. CIBC World Markets Corp. TD Securities (USA) LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling J.P. Morgan Securities LLC at (212) 834-4533, MUFG Securities Americas Inc. at (877) 649-6848 or Scotia Capital (USA) Inc. at 1-800-372-3930.